Streamlining The Creation of Over 25 Million Submittal Packages For The Commercial Construction Industry

Sept 2016

Our Workflow and Database System Can Save the
Commercial Construction Industry
Over 100 Million Hours Per Year.

The Problem

Creating Submittal Packages and Ordering Samples Costs The Industry Over $4.2B/yr

2.2MM	x	16	x	4	=	140MM
Projects per Year		Subs per Project		Hours per Package		Total Industry Hours

140MM hours X $30/hr = $4.2B Annually

Our Solution

We have built a workflow system with over 300k products and 1.2 Million documents collected from manufacturer websites.


Millwork
Flooring
Electrical
Plumbing
Glazing
Drywall
Ceiling
HVAC
Landscaper
Masonry
Fire Suppression
Subcontractor Inputs Material List
ProMat Solutions
Software/Database
75,000 Manufacturers
Samples
Submittal Package
Spec Sheet
Installation
Maintenance
Warranty
MSDS/SDS
LEED/Env.
Architect
General Contractor

ProMat KPI's

- Monthly Burn Rate approx.$18,000

- Revenue per Submittal $30*

- Our Cost per Submittal $5**

- Gross margin is 83%

*Price increases to $35 when the enterprise version is launched
** If the product and documentation is in the database

Activity Through August

- It takes customer less than 5 min to submit project and material list

- 120+ completed projects past three month

- Grew client base from 30 to 44 in past three months

- 38+ repeat customers from the flooring industry



Cumulative Revenue



Number of Completed Projects

At 40% This Would Generate A $400MM TAM



Our Fundraising Plan

Industry Requested Crowdfunding to Extend Runway



Institutional Round of $2MM to Scale the Business

Impact of Fundraise

Where We Are

- Software to generate binders

- Over 300,000 products

- Over 1.2MM documents

- Ability to add 200,000 products and 800,000 documents/month

Crowdfunding Round

Institutional Round

Where We'll Be

- Enterprise version of our software

- Expand Product and Document Database

- Build Organization
  - Sales
  - Marketing
  - Operations
  - Development

The ProMat Team

  

Jerry Freeman
President

Eugene Fine
CTO

Sergey Zuyev
Sr Developer

   

Glenn Gottfried
Chairman of the Board

Mike Leahy
Board Member

John Creswell
Board Member

Earl Furfine
Board Member



Commercial Submittal Packages
On-Demand - Accurate - Efficient - Done

Jerry Freeman, IIDA

President

jfreeman@promaterialsolutions.com